

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building
151 Shengli Avenue North
Shijiazhuang, Hebei Province
China

> **Re:     CAM Group, Inc. (f/k/a RT Technologies, Inc.)**
> **Amendment No. 3 to Form 8-K**
> **Filed May 6, 2013**
> **File No.001-33907**

Dear Ms. Ka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your response to comment 1 in our letter dated December 20, 2012. We have not yet received the supporting materials requested. Please note that we will be unable to complete our review of your filing until such materials have been received and reviewed.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

2.      It appears that you have deleted much of the narrative that accompanied the charts and graphs associated with the PRC development and advertising. Without the narrative to provide context for these charts and graphs, it is unclear to the reader what they are intended to depict. Please revise to include a contextual narrative or remove the charts and graphs from the Form 8-K.

Plan of Operations, page 39

3.    We note your revised disclosure on page 39 regarding your intention to raise capital in the US markets and the two seminars you hosted in October 2012.  Please advise us of the purpose of these meetings in relation to your intention to raise capital and, if applicable, please discuss how these meeting were in compliance with the federal securities laws in regards to the offer and sale of securities.  Also, provide us with copies of the materials used and presented at the seminars.  We may have further comment.

4.    We note your response to comment 4 in our letter dated December 20, 2012.  The agreement with Axiom Capital Management was not included as an exhibit to your Form 8-K.  Please advise.

Security Ownership of Certain Beneficial Owners and Management as of April 21, 2012, page 40

5.    Please revise your table to clarify in the row associated with Mr. Wei Heng Cai as an individual that he owns 13.5% of your common stock through his control of Precursor Management.

6.    It appears that you have deleted the beneficial ownership table associated with your preferred stock.  Please note that Item 403 of Regulation S-K requires that your present the beneficial ownership information for any class of *voting* securities, which would appear to include your preferred stock.  Please revise or advise.

Directors and Executive Officers, Promoters and Control Persons, page 42

7.    Please revise to provide Item 401 of Regulation S-K information for each executive officer and director.  For example, please revise Ms. Kit Ka's biography to include specific dates for which she held each position discussed.

8.    We note your response to comment 6 in our letter dated December 20, 2012 and your disclosure that Ms. Kit Ka became your chief executive officer in August 2012.  In light of this fact, please explain to us why Mr. Wei Heng Cai signed your Form 10-Q filed on September 14, 2012 in the capacity as your chief executive officer and provided a certification under Rules 13a-14(a) and 15d-14(a) as your chief executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accounting, at (202) 551-3438 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief